As filed with the Securities and Exchange Commission on June 27, 2008.

1934 Act File No. 1-10882

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT

Pursuant to Section 15(d) of

the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2007

AEGON USA, INC. PROFIT SHARING PLAN

(Full title of the plan and the address of the plan, if

different from that of the issuer named below)

AEGON N.V.

AEGONplein 50

PO BOX 85

2501 CB The Hague

The Netherlands

(Name of the issuer of the securities held pursuant to

the plan and the address of its principal executive office)

REQUIRED INFORMATION

FINANCIAL STATEMENTS

Because the AEGON USA, Inc. Profit Sharing Plan (the “Plan”) is subject to ERISA, the Plan’s financial statements and schedules filed as part of this Annual Report have been prepared in accordance with the financial reporting requirements of ERISA.

EXHIBIT INDEX

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

AEGON USA, Inc. Profit Sharing Plan

Year Ended December 31, 2007

With Report of Independent Registered Public Accounting Firm

AEGON USA, Inc. Profit Sharing Plan

Financial Statements and Supplemental Schedule

Year Ended December 31, 2007

Report of Independent Registered Public Accounting Firm

The Board of Trustees

AEGON USA, Inc. Profit Sharing Plan

We have audited the accompanying statements of net assets available for benefits of the AEGON USA, Inc. Profit Sharing Plan as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2007 and 2006, and the changes in its net assets available for benefits for the year ended December 31, 2007, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2007, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Des Moines, Iowa

June 17, 2008

AEGON USA, Inc. Profit Sharing Plan

Statements of Net Assets Available for Benefits

	December 31
	2007	2006
Assets
Investments, at fair value	$1,225,211,913	$1,182,203,141

Net assets available for benefits	$1,225,211,913	$1,182,203,141

See accompanying notes.

AEGON USA, Inc. Profit Sharing Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2007

Changes in net assets attributed to:
Investment income:
Interest and dividends	$16,253,626
Net realized and change in unrealized appreciation in fair values of investments	35,996,868

52,250,494
Contributions:
Employer	20,755,644
Participants	52,764,727

73,520,371
Transfers of net assets from other plans	7,202,217

Total changes attributed to investment income, contributions, and transfers	132,973,082
Benefits paid to participants	89,964,310

Net increase	43,008,772
Net assets available for benefits at beginning of year	1,182,203,141

Net assets available for benefits at end of year	$1,225,211,913

See accompanying notes.

AEGON USA, Inc. Profit Sharing Plan

Notes to Financial Statements

December 31, 2007

1. Description of Plan

The following description of the AEGON USA, Inc. Profit Sharing Plan (the Plan) provides only general information. Participants should refer to the plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering substantially all U.S. employees of affiliates (within the meaning of Sections 414(b) and 414(c) of the Internal Revenue Code) of AEGON USA, Inc. (the Company). The Company is an indirect wholly owned subsidiary of AEGON N.V., a holding company organized under the laws of the Netherlands. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions and Transfers of Net Assets From Other Plans

Participants generally may contribute up to 25% of annual compensation to the Plan, subject to certain limits. Subject to the consent of the plan administrator, participants may also roll over amounts representing distributions from other qualified defined benefit or contribution plans. Participants who have attained age 50 before the end of the plan year are eligible to make catch-up contributions.

The employer matches 100% of participant contributions up to 3% of their eligible compensation per pay period. Participants may direct the investment of their contributions into any of the Plan’s fund options. Effective July 1, 2007, the Plan began to accept Roth contributions.

The Plan accepts transfers of net assets from other plans at fair value as of the date of transfer.

Plan Amendments

The Company adopted amendments to the Plan on January 31, 2006, and subsequently restated the Plan as of January 1, 2006. The amendments include provisions refining the definition of compensation and providing for the participation of and past service credit for the acquired employees of Westcap Investors, L.L.C. The Company further amended and restated the Plan effective January 1, 2007, to allow the Plan to accept Roth contributions beginning July 1, 2007.

AEGON USA, Inc. Profit Sharing Plan

Notes to Financial Statements—(continued)

1. Description of Plan (continued)

Eligibility

Each eligible employee may participate in the Plan following completion of six months of employment. Alternatively, an employee may participate in the Plan if the employee works at least 1,000 hours during either their initial 12-month period of service or any plan year.

Participant Accounts

Each participant’s account consists of (a) participant contributions, (b) employer contributions, (c) rollover contributions, (d) earnings on the investment alternatives, and (e) allocations of forfeitures of former participants’ nonvested accounts prior to 1987.

The Plan allocates employer and participant contributions to participants’ accounts biweekly. The Plan allocates earnings on the investment alternatives to participants’ accounts daily based on their investment in each fund.

Participants may change their future investment designations at their discretion. In addition, participants may transfer their existing balances to other funds.

Vesting

The Plan fully vests participant’s contributions at all times. Participants vest in employer contributions according to a four-year graded vesting schedule. The Plan uses forfeited amounts to reduce employer contributions. Forfeitures of $328,543 and $218,070 were used to reduce employer contributions for the years ended December 31, 2007 and 2006, respectively. Nonvested forfeited balances were $42,494 and $119,163 at December 31, 2007 and 2006, respectively.

Plan Termination

Although the Company has not expressed any intent to terminate the Plan, the Company may do so at any time subject to the provisions of ERISA and the Internal Revenue Code (the Code). Upon termination of the Plan, each participant becomes fully vested and will receive the appropriate allocation of the Plan’s liquidated assets.

AEGON USA, Inc. Profit Sharing Plan

Notes to Financial Statements—(continued)

1. Description of Plan (continued)

Payment of Benefits

The accrued benefit of a plan participant equals the value of the participant’s vested account as of the day the Plan disburses the funds. The normal form of payment to any participant who is legally married and who becomes entitled to a distribution will be a joint and 50% survivor Annuity. Participants, with spousal consent if applicable, or their beneficiaries may elect to receive their benefits in the form of a joint and survivor annuity, lump sum, or in monthly, quarterly, semiannual, or annual payments. The Plan also permits partial distributions of account balances.

Effective January 1, 2008, the normal form of payment to any participant hired after December 31, 2007, or who begins to actively participate in the Plan after December 31, 2007, is a lump sum distribution.

New Accounting Standard

In September 2006, the Financial Accounting Standards Board (FASB) released Statement of Financial Accounting Standards (SFAS) No. 157 (FAS 157), Fair Value Measurements. FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures regarding fair value measurements. The application of FAS 157 is required for fiscal years beginning after November 15, 2007. The Company does not expect any changes to its fair valuation procedures for invested assets and expects the only impact of this pronouncement will be a new disclosure of methods of fair value.

2. Summary of Significant Accounting Policies

Investment Valuation and Income Recognition

The Plan invests in the general and separate accounts of Transamerica Financial Life Insurance Company (TFLIC), an affiliate of the Company within the meaning of Sections 414(b) and 414(c) of the Code. The separate accounts of TFLIC are valued at fair value, as reported by TFLIC. The fair value of the units owned by the Plan in the TFLIC general account is based on fair value of the underlying investments as determined by the fund sponsor. The TFLIC general account fair value represents contributions made to the fund, plus interest accrued at the fund rate, less funds used to purchase annuities or pay benefits to participants. Funds under the contract that have been allocated and applied to purchase annuities are excluded from the Plan’s assets. Purchased annuities are contracts under which the insurance company is obligated to pay benefits to named participants or their beneficiaries.

AEGON USA, Inc. Profit Sharing Plan

Notes to Financial Statements—(continued)

2. Summary of Significant Accounting Policies (continued)

The TFLIC separate accounts, Diversified Investment Advisors (DIA) collective trust, and AEGON N.V. common stock represent contributions invested primarily in domestic and international common stocks, including that of the Company’s indirect parent, mutual funds or collective trusts, and high quality short to intermediate term debt securities, quoted at market prices, as determined as of the close of the New York Stock Exchange on the valuation date. The Plan values the TFLIC separate accounts, DIA collective trust, and AEGON N.V. common stock fund at the unit value of each fund.

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans, investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The statement of net assets available for benefits presents the fair value of the investment in the Stable Fund which equals the contract value relating to these investment contracts. The statement of changes in net assets available for benefits is prepared on a contract value basis.

The Plan reports the marketable securities in the Personal Choice Retirement Account, which include common stocks, mutual funds, bonds, and money market funds at fair value.

The Plan values participant loans at their unpaid principal balance, which approximate fair value.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

AEGON USA, Inc. Profit Sharing Plan

Notes to Financial Statements—(continued)

2. Summary of Significant Accounting Policies (continued)

Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks, including a concentration of investment in a single entity risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

3. Investments

The fair value of investments that represent 5% or more of the Plan’s net assets available for benefits is as follows:

	December 31
	2007	2006
General account of TFLIC:
Stable Fund	$318,777,483	$307,347,182
Separate accounts of TFLIC:
Equity Growth Fund	122,480,274	119,671,720
International Equity Fund	82,603,855	66,266,565
Value and Income Fund	89,747,542	93,680,757
Shares of Diversified Investment Advisors Collective Trust – Stock Index Fund	131,102,455	128,036,447
AEGON N.V. common stock	130,653,307	149,864,246

AEGON USA, Inc. Profit Sharing Plan

Notes to Financial Statements—(continued)

3. Investments (continued)

During 2007, the Plan’s investments (including investments purchased or sold, as well as held during the year) appreciated/(depreciated) in fair value as follows:

Net Realized and Unrealized Appreciation in Fair Value of Investments
Separate accounts/collective trust	$37,895,882
Common stock/mutual funds	(1,899,014)

$35,996,868

4. Investment Contract with Insurance Company

The Plan has a benefit responsive investment contract with TFLIC. TFLIC maintains the contributions in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The guaranteed investment contract issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan.

Quarterly, TFLIC declares an interest rate for the TFLIC general account that applies to contributions received during the quarter. TFLIC guarantees the interest rate until the end of the year. The average yields for the TFLIC general account are as follows:

	2007	2006
Based on actual earnings	4.66%	4.53%
Based on average interest rate credited	5.00	5.06

AEGON USA, Inc. Profit Sharing Plan

Notes to Financial Statements—(continued)

5. Participant Loans Receivable

The Plan provides for loans to active participants. The Plan treats loans as a participant’s directed investment of the participant’s account. The loan is a trust investment, but only the borrowing participant’s account shares in the interest paid on the loan and bears any expense or loss incurred because of the loan. The loans bear interest at rates established by the trustees. Effective January 1, 2005, participants may have only two loans outstanding at the same time. The Plan grandfathered participants who had more than two loans outstanding at the same time.

6. Transactions with Parties in Interest

In addition to the transactions discussed in Notes 2 and 3, the Company and its affiliate, Diversified Investment Advisors, provide all administrative services at no charge to the Plan. The Company does not determine the cost of such services.

7. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service (IRS) dated October 28, 2002, stating that the Plan is qualified under Section 401(a) of the Code and therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Company believes the Plan operates in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended and restated, is qualified and the related trust is tax-exempt.

On May 20, 2008, the IRS closed its audit of the Plan for the 2005 calendar year and accepted the Plan’s 2005 Form 5500 as filed.

The Plan submitted an application for a new determination letter on January 25, 2008.

Supplemental Schedule

AEGON USA, Inc. Profit Sharing Plan

E.I.N. #42-1310237                    Plan #003

Schedule H, Line 4i – Schedule of Assets

(Held at End of Year)

December 31, 2007

Identity of Issue, Borrower, Lessor, or Similar Party	Shares/Principal	Cost**	Current Value
Unallocated insurance contract – general account
Transamerica Financial Life Insurance Company*	Deposits in unallocated contracts in general account of insurance company – Stable Fund		$318,777,483

Separate accounts of insurance company
Transamerica Financial Life Insurance Company*	Deposits in separate accounts of insurance company – Mid Cap Value Fund		35,605,486
Transamerica Financial Life Insurance Company*	Deposits in separate accounts of insurance company – Equity Growth Fund		122,480,274
Transamerica Financial Life Insurance Company*	Deposits in separate accounts of insurance company – Core Bond Fund		39,934,803
Transamerica Financial Life Insurance Company*	Deposits in separate accounts of insurance company – Value and Income Fund		89,747,542
Transamerica Financial Life Insurance Company*	Deposits in separate accounts of insurance company – International Equity Fund		82,603,855
Transamerica Financial Life Insurance Company*	Deposits in separate accounts of insurance company – High Quality Bond Fund		18,548,183
Transamerica Financial Life Insurance Company*	Deposits in separate accounts of insurance company – Special Equity Fund		45,836,758
Transamerica Financial Life Insurance Company*	Deposits in separate accounts of insurance company – Growth and Income Fund		40,320,274
Transamerica Financial Life Insurance Company*	Deposits in separate accounts of insurance company – Short Horizon Strategic Allocation Fund		7,104,282
Transamerica Financial Life Insurance Company*	Deposits in separate accounts of insurance company – Short/ Intermediate Horizon Strategic Allocation Fund		4,049,668

AEGON USA, Inc. Profit Sharing Plan

E.I.N. #42-1310237                    Plan #003

Schedule H, Line 4i – Schedule of Assets

(Held at End of Year) (continued)

Identity of Issue, Borrower, Lessor, or Similar Party	Shares/Principal	Cost**	Current Value
Separate accounts of insurance company (continued)
Transamerica Financial Life Insurance Company*	Deposits in separate accounts of insurance company – Intermediate Horizon Strategic Allocation Fund		$27,237,396
Transamerica Financial Life Insurance Company*	Deposits in separate accounts of insurance company – Intermediate/ Long Horizon Strategic Allocation Fund		23,570,802
Transamerica Financial Life Insurance Company*	Deposits in separate accounts of insurance company – Long Horizon Strategic Allocation Fund		14,445,794
Transamerica Financial Life Insurance Company*	Deposits in separate accounts of insurance company – High Yield Bond Fund		13,539,641
Transamerica Financial Life Insurance Company*	Deposits in separate accounts of insurance company – Aggressive Equity Fund		24,333,528

Total separate accounts of insurance company			589,358,286

Diversified Investment Advisors Collective Trust*	Shares of collective trust – Stock Index Fund		131,102,455

Common stocks
AEGON N.V. Common Stock:
AEGON N.V.*	7,310,493 shares of common stock		130,653,307

Personal Choice Retirement Account			29,188,252
Participant loans receivable	Loans to participants with maturities of 5 years and interest rates ranging from 4.00% to 11.02%		26,132,130

Total investments			$1,225,211,913

*	Indicates party in interest to the Plan.

**	Not required for participant-directed investments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

AEGON USA INC. PROFIT SHARING PLAN

By:	/s/ Brenda K. Clancy
Name: Brenda K. Clancy Title: Executive Vice President Chief Operating Officer AEGON USA, Inc.

June 27, 2008